U.S. Securities and Exchange Commission
Washington, D.C. 20549



03040069

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
/ DEC 2 9 2003
THOMSON
FINANCIAL

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter
For 12/23/03
Current Report on Form 8-K   2003-S20
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

0000774352
Registrant CIK Number

333-106093
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
SEC MAIL / RECEIVER
DEC 2 4 2003
WASH., D.C. 181 SECTION

SIGNATURES

__Filings Made By the Registrant__:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 23rd day of December, 2003.

<u>Residential Funding Mortgage Securities I, Inc.</u>
(Registrant)

By: _____

Julie Malanoski
Vice President

__Filings Made by Person Other Than the Registrant__:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____, 2003, that the information set forth in this statement is true and complete.

By: _____

(Name)

hman Brothers

Yield Table - Bond A-5

Settle as of 12/30/03

Bond Summary - Bond A-5			
Fixed Coupon:	5.500	Type:	Fixed
Orig Bal:	30,750,000		
Factor:	1.0000000		
Factor Date:	12/25/03	Next Pmt:	01/25/04
Delay:	24	Cusip:	T1

	0 PSA		150 PSA		300 PSA		400 PSA		500 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
98.38	5.662445	12.729	5.667898	12.069	5.695492	9.554	5.735686	7.326	5.810109	5.121
98.50	5.652517		5.657426		5.682264		5.718436		5.785428	
98.62	5.642609		5.646975		5.669060		5.701215		5.760786	
98.75	5.632720		5.636544		5.655879		5.684024		5.736181	
98.88	5.622851		5.626133		5.642721		5.666863		5.711614	
99.00	5.613002	12.775	5.615742	12.108	5.629586	9.579	5.649732	7.344	5.687085	5.128
99.12	5.603172		5.605370		5.616475		5.632631		5.662593	
99.25	5.593362		5.595019		5.603387		5.615559		5.638139	
99.38	5.583570		5.584686		5.590321		5.598516		5.613722	
99.50	5.573798		5.574374		5.577279		5.581503		5.589343	
99.62	5.564045	12.821	5.564081	12.147	5.564259	9.603	5.564519	7.361	5.565000	5.136
Average Life	25.21377		22.26330		14.78025		10.16288		6.23564	
First Pay	01/25/07		01/25/07		01/25/07		01/25/07		01/25/07	
Last Pay	09/25/33		09/25/33		09/25/33		09/25/33		11/25/11	

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4488	2.1344	2.7315	3.1851	3.5488	4.0415	4.5132	4.7332	4.9773	5.1813	5.2619

sy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.8915	0.9601	1.7719	2.2940	3.1513	4.1332	4.9594
Coupon			1.8750	2.6250	3.3750	4.2500	5.3750

Lehman Brothers

Yield Table - Bond A-9

Settle as of 12/30/03

Bond Summary - Bond A-9

Fixed Coupon:	5.500	Type:	Fixed
Orig Bal:	45,025,000		
Factor:	1.0000000		
Factor Date:	12/25/03	Next Pmt:	01/25/04
Delay:	24	Cusip:	C30

Price	0 PSA Yield	0 PSA Duration	150 PSA Yield	150 PSA Duration	300 PSA Yield	300 PSA Duration	400 PSA Yield	400 PSA Duration	500 PSA Yield	500 PSA Duration
98.38	5.675364	11.265	5.709548	8.634	5.733727	7.412	5.745491	6.935	5.752428	6.680
98.50	5.664146		5.694912		5.716676		5.727266		5.733507	
98.62	5.652949		5.680301		5.699654		5.709071		5.714618	
98.75	5.641773		5.665716		5.682661		5.690905		5.695761	
98.88	5.630619		5.651158		5.665696		5.672770		5.676934	
99.00	5.619485	11.301	5.636625	8.657	5.648760	7.428	5.654665	6.948	5.658139	6.693
99.12	5.608372		5.622119		5.631853		5.636589		5.639375	
99.25	5.597280		5.607638		5.614974		5.618543		5.620642	
99.38	5.586209		5.593183		5.598123		5.600527		5.601939	
99.50	5.575159		5.578754		5.581301		5.582540		5.583268	
99.62	5.564129	11.336	5.564350	8.680	5.564506	7.444	5.564583	6.962	5.564627	6.707
Average Life	19.78168		12.87984		10.18077		9.25032		8.84108	
First Pay	01/25/09		01/25/09		01/25/09		01/25/09		01/25/09	
Last Pay	12/25/32		12/25/28		10/25/22		01/25/20		09/25/33	
Sprd/Tsy	149/10.00		150/10.00		152/10.00		152/10.00		152/10.00	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.8915	0.9601	1.7719	2.2940	3.1513	4.1332	4.9594
Coupon			1.8750	2.6250	3.3750	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4488	2.1344	2.7315	3.1851	3.5488	4.0415	4.5132	4.7332	4.9773	5.1813	5.2619